Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated October 23, 2013

Russell Adds Volatility Control Methodology to Popular Fundamental Index Series

New Russell Fundamental U.S. Top 100 Volatility Control 7% Index, created in consultation with J.P. Morgan, places a volatility control overlay onto the fundamental index methodology.

SEATTLE, OCTOBER 23, 2013 — Russell Indexes, a leading global index provider, has added a new index to the Russell Fundamental Index® Series. The Series, which was launched in collaboration with Research Affiliates in 2011 and has gained widespread adoption by retail and institutional investors globally, uses fundamental economic measures of company size rather than stock price in selecting and weighting index constituents.

The new Russell Fundamental U.S. Top 100 Volatility Control 7% Index provides investors with exposure to the 100 largest U.S. stocks based on three fundamental measures — sales adjusted for leverage, retained operating cash flow and dividends plus buybacks — within a volatility control framework designed to target a 7% realized volatility.

Created in consultation with, and licensed to, J.P. Morgan, this new index combines the potential advantages of a fundamentally weighted investment strategy with a volatility control mechanism that seeks to provide stability in unpredictable markets. Because of the inverse relationship that can exist between equity markets and volatility, a methodology that uses a volatility overlay on an index constructed with fundamental measures can be an important tool for some investors.

"We are fortunate to have had J.P. Morgan's input in developing this new index which builds on our very successful collaboration with Research Affiliates," said Ken O'Keeffe, Russell Indexes managing director of investable products. "This new index combines the fundamentally weighted methodology with a means of targeting a specific level of volatility, allowing Russell Indexes to again introduce an innovative index approach and a useful tool for investors."

Julien Chuard, director of equity derivatives structuring and cross-asset indices at J.P. Morgan, added, "This new index can be a powerful and important tool for volatility investors. We believe that the combination of a fundamental approach and the volatility control overlay will meet a clear need for certain clients."

For information on Russell Fundamental Index Series, go to the Russell Indexes website.

About Research Affiliates

Research Affiliates, LLC is a global lead in innovative indexing and asset allocation strategies. Dedicated to solving complex investment issues, the firm creates innovative solutions that respond to the current needs of the market. The firm is built on a strong research base, led by Rob Arnott and Jason Hsu. Research Affiliates delivers solutions in partnership with some of the world's leading financial institutions, who offer mutual funds, ETFs, separately managed accounts and/or commingled accounts. Research Affiliates also works directly with institutional clients.

RA was founded in 2002. The firm is majority employee-owned and employs a team of about 75 dedicated professionals and staff. As of September 30, 2013, about $156 billion in assets are managed worldwide using investment strategies developed by Research Affiliates. Research Affiliates operates out of its headquarters in Newport Beach, California. More information can be found at www.researchaffiliates.com.

About Russell Investments

Russell Investments (Russell) is a global asset manager and one of only a few firms that offers actively managed multi-asset portfolios and services that include advice, investments and implementation. Russell stands with institutional investors, financial advisors and individuals working with their advisors—using the firm's core capabilities that extend across capital market insights, manager research, portfolio construction, portfolio implementation and indexes to help each achieve their desired investment outcomes.

Russell has more than $246 billion* in assets under management (as of 9/30/2013) and works with over 2,500 institutional clients, independent distribution partners and individual investors globally. As a consultant to some of the largest pools of capital in the world, Russell has $2.4 trillion in assets under advisement (as of 6/30/2013). It has four decades of experience researching and selecting investment managers and meets annually with more than 2,200 managers around the world. Russell traded more than $1.4 trillion in 2012 through its implementation services business. Russell also calculates approximately 700,000 benchmarks daily covering 98% of the investable market globally, which includes more than 80 countries and more than 10,000 securities. Approximately $4.1 trillion in assets are benchmarked to the Russell Indexes.

Headquartered in Seattle, Washington, Russell operates globally, including through its offices in Seattle, New York, London, Paris, Amsterdam, Sydney, Melbourne, Auckland, Singapore, Seoul, Tokyo, Toronto, Chicago, San Diego, Milwaukee and Edinburgh. For more information about how Russell helps to improve financial security for people, visit www.russell.com or follow us @Russell_News.

Contacts:
Tim Benedict, 212-702-7823, or TBenedict@russell.com
Max Leitenberger, 914-434-5725, or maxl@riverinc.com

*includes more than $70 billion of derivative overlay assets under management not included prior to June 30, 2013

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the product supplement and the pricing supplement if you so request by calling toll-free 1-866-535-9248.

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